SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of September and October 2003

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F:  ☑  Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes:  ☐  No:  ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen

Chairman of the Board of Executive Directors
(Principal Executive Officer)

Dated: October 20, 2003

Océ results third quarter and nine months 2003 Results third quarter and nine months 2003* October 10, 2003
	Third quarter 2003		Nine months 2003
In million €
Total revenues	653.1	(–11.8%)	2,022.3	(–14.5%)
EBITDA	67.2	(–30.5%)	231.5	(–24.3%)
EBIT**	25.7	(–42.1%)	101.5	(–34.9%)
Net income**	12.7	(–39.6%)	52.8	(–29.4%)
EBIT	2.7		78.5
Net income	–5.6		34.5
In €
Net income per share**	0.14	(–40.9%)	0.60	(–29.9%)
Net income per share	–0.08		0.38

•	Net income from normal activities amounts to € 52.8 million.

•	Net income after deduction of € 18.3 million impairment costs amounts to € 34.5 million.

•	Free cash flow amounts to € 120 million.

•	Plans to transfer assembly activities to Eastern Europe and China are being developed further.

•	Interim dividend will be maintained at € 0.15.

•	Net income for fiscal year 2003, before exceptional items, is expected to reach approximately € 70 million.

•	Declining trend in revenues is becoming less pronounced.

*	The figures stated in this report are unaudited. The report has been prepared on the basis of Dutch GAAP; as compared to the Annual Financial Statements for 2002 changes have taken place in the accounting principles (see the text in the overview “Changes in shareholders’ equity”).

**	Before exceptional items.

Results third quarter 2003

In the third quarter revenues declined by 11.8% compared with 2002 to € 653.1 million. The autonomous decline in revenues amounted to 4.9%. Due to exchange rate effects revenues decreased by 6.7%. The decline in revenues is therefore less than in the second quarter of 2003 when the autonomous revenues decline amounted to more than 7%.

The Strategic Business Unit Digital Document Systems was even able to show a substantially lower decline in autonomous revenues of 3.2%, compared with the first two quarters of 2003. In the Strategic Business Unit Wide Format Printing Systems the autonomous revenues decline of 8.3% was marginally lower than in the previous quarter.

The gross margin remained stable compared with 2002 (41.5%).

Partly due to restructuring operating expenses decreased by 6.5%; on an autonomous basis the decrease was 1.1%.

Net income before exceptional items amounted to € 12.7 million (–39.6%).

An amount of € 18.3 million relating to impairment costs has been charged to the third quarter for Practical Print Solutions and Océ Display Graphics Systems.

Practical Print Solutions, whose activities include print procurement, was acquired in November 2001. This new activity for Océ has not generated the expected income and growth.

It has therefore been decided to charge nearly all of the capitalised goodwill to income.

Part of the assets of the business group Display Graphics, which includes the Imaging Division acquired from Gretag, had to be impaired for accounting reasons. The strategic significance of the decision to retain a presence in and to expand further in this potential growth segment remains undiminished. The total value of this business group is greater than the total book value as shown on the balance sheet.

Impairment is a non-cash item and has therefore no influence on the available cash flow.

Results nine months 2003: declining trend in revenues is becoming less pronounced

Revenues amounted to € 2,022.3 million, which was 14.5% lower than for the same period of the previous year. Exchange rate effects and the sale of the subsidiary in South Africa resulted in a decline in revenues of 7.9%. The autonomous decrease in revenues was 6.6%. Of this decline in revenues 2% was caused by the strategic decision to withdraw from activities in the low-volume segment in most countries.

During the first six months of 2003 the autonomous decline was 7.4%. Although this trend is encouraging, customers remain reluctant to take investment decisions in relation to new printing systems. No significant change in customers’purchasing behaviour can yet be observed.

The gross margin increased by 0.3% to 41.5% compared with 2002. This increase was the net result of a positive currency hedging result (0.7%) and a negative volume/mix effect (–0.4%). The most important elements of the volume/mix effect are lower lease revenues and reduced margins in the United States.

Operating expenses decreased by 9.7%, of which over 3% was autonomous. Operating expenses remain under control as a result of the restructuring measures and the ongoing focus on the development of costs.

EBITDA amounted to € 231.5 million, which was 24.3% lower than in the corresponding period of 2002.

Operating income (EBIT) before exceptional items declined by 34.9% to € 101.5 million.

Financial expense (net) decreased further to € 23.4 million (–44.6% compared with 2002).

The tax charge increased to 34.1% as a result of the impairment costs. These are partly deductible against corporation tax.

Net income before exceptional items amounted to € 52.8 million against € 34.5 million after exceptional items.

Net income per ordinary share outstanding before exceptional items amounted to € 0.60 (2002: € 0.86) and after exceptional items to € 0.38.

Discussions have been started with the works council and trade unions about the intention to transfer the assembly of modules to Eastern Europe and of the fully developed wide format printing systems to China during 2004. Depending on the outcome of these discussions it is expected that a social plan will be worked out during the fourth quarter. A provision will then be made for the related redundancy costs.

With the outsourcing of the lease activities good progress was made in aligning the administrative systems of Océ and those of the lease partner. The objective of transferring virtually the entire lease portfolio before end-2004 remains unchanged.

During the third quarter Océ paid an additional € 17.5 million into the Dutch pension fund. This payment has been charged to the pension provisions. At the end of the third quarter of 2003 the coverage ratio of liabilities of the Dutch pension fund amounted to 106%.

Results by Strategic Business Unit

In Digital Document Systems (DDS) revenues amounted to € 1,392.5 million. Revenues declined by 13.6%, of which 5.9% autonomous.

Non-recurring revenues (machine sales and revenues from software and professional services) declined autonomously by 16.3%.

Recurring revenues (service, rentals, consumables and interest lease income) declined autonomously by 2.7%. During the first six months this was 2.3%.

The autonomous increase in the revenues of Facility Services amounted to 2.3%. The decline in growth is attributable to the intensified focus on the profitability of contracts.

The operating income of DDS amounted to € 63.8 million (2002: € 90.6 million).

Wide Format Printing Systems (WFPS) revenues were € 629.8 million. Of the 16.4% decline in revenues, 8.0% was autonomous. Non-recurring revenues declined by 12.6% (first six months 2003: –12.7%); recurring revenues declined by 6.2% (first six months 2003: –6.0%).

The operating income of WFPS amounted to € 37.7 million (2002: € 65.4 million).

Commercial versus financial results before exceptional items

	Nine months
	2003	2002
In million €
Commercial activities
Revenues	1,948	2,276
Operating income	48	91
Net income	31	54
Financial activities
Revenues	75	89
Operating income	54	65
Net income	22	21

Balance sheet

The balance sheet total amounted to € 2,597 million and was € 254 million lower than at the end of 2002. The balance sheet was shortened due to the reduction in lease receivables (– € 108 million) and trade debtors (– € 91 million).

Intangible assets including exceptional items decreased by – € 37 million. Other assets decreased by – € 18 million.

The cash flow before financing activities (free cash flow) amounted to € 120 million.

Interim dividend

An unchanged interim dividend of € 0.15 will be distributed in respect of the 2003 financial year. The interim dividend will be made available entirely in cash, and will be payable from October 27, 2003.

Prospects

The decline in revenues, in particular in the sale of new systems, is becoming less pronounced.

Although this trend appears to be continuing in the fourth quarter, it is still too early to determine whether the recovery is structural. The investment climate shows no real improvement and customers continue to postpone their investment decisions.

The strong euro relative to the dollar will continue to have a negative influence on revenues and income in the fourth quarter.

The net result for 2003 before exceptional items is expected to be around € 70 million.

Océ N.V.

October 10, 2003

For further information:

Océ N.V.

Pierre Vincent, Investor Relations Manager

Venlo, the Netherlands

Telephone #31 77 359 2240

E-mail mve@oce.nl

Consolidated Statement of Operations

Period December 1, 2002 to August 31, 2003	Third quarter		Nine months
Results in million €	2003	2002	2003	2002
Revenues from sales, rentals and service	629.5	712.0	1,947.6	2,275.8
Interest from financial lease	23.6	28.1	74.7	89.4

Total revenues	653.1	740.1	2,022.3	2,365.2
Cost of sales, rentals and service	381.8	433.0	1,182.2	1,390.8
Gross margin	271.3	307.1	840.1	974.4
Operating expenses	245.6	262.8	738.6	818.4
Operating income before exceptional items	25.7	44.3	101.5	156.0
Exceptional items	23.0	—	23.0	—
Operating income	2.7	44.3	78.5	156.0
Financial expense (net)	6.9	12.0	23.5	42.3
Income before income taxes, equity in income of unconsolidated companies and minority interests	–4.2	32.3	55.0	113.7
Income taxes	0.8	10.7	18.7	37.2
Income before equity in income of unconsolidated companies and minority interests	–5.0	21.6	36.3	76.5
Equity in income of unconsolidated companies	—	0.1	0.1	0.2
Income before minority interests	–5.0	21.7	36.4	76.7
Minority interests in net income of subsidiaries	0.6	0.7	1.9	2.0
Net income	–5.6	21.0	34.5	74.7
Net income attributable to holders of ordinary shares	–6.5	20.1	31.9	72.1
Free cash flow	75.6	114.1	120.0	208.4
EBITDA	67.2	96.6	231.5	305.8
Average number of ordinary shares outstanding (x 1,000)	83,394	84,112	83,410	84,112
Per ordinary share in €
Net income before exceptional items	0.14	0.24	0.60	0.86
Net income	–0.08	0.24	0.38	0.86

Consolidated Balance Sheet

	Third quarter		End financial year
In million €	2003	2002	2002	2001
Assets
Intangible fixed assets	49	72	86	43
Tangible fixed assets	516	599	578	637
Financial fixed assets	662	678	681	751
Inventories	349	356	346	365
Accounts receivable and prepaid expenses	978	1,175	1,123	1,292
Cash and cash equivalents	43	42	37	40

Total assets	2,597	2,922	2,851	3,128
Liabilities
Total shareholders’ equity	730	940	909	909
Minority interest	38	39	40	40
Long term liabilities (provisions)	613	432	452	428
Long term debt	525	799	756	754
Short term debt	195	180	87	387
Other current liabilities	496	532	607	610

Total liabilities	2,597	2,922	2,851	3,128

Changes in shareholders’ equity

Period December 1, 2002 to August 31, 2003	Nine months
In million €	2003	2002
Amount at December 1, 2002/2001	909	909
Effect of change in accounting principles	–173	—

Amount at December 1, 2002/2001	736	909
Net income	35	75
Dividend	—	—
Conversion of convertible loans	—	—
Purchase of shares	–1	—
Foreign currency translations	–40	–44

At August 31	730	940

The effect on shareholders’ equity as per December 1, 2002 of the change in the accounting principles applied for pension liabilities amounted to €173 million.

Consolidated Statement of Cash Flow

Period December 1, 2002 to August 31, 2003	Nine months
	2003	2002
In million €
Cash flow from operating activities
Net income	35	75
Depreciation	153	150
Investments less divestments in rental equipment and movements in financial lease receivables	46	90
Long term liabilities (provisions) inclusive provisions for financial lease and current assets	–30	8
Trade accounts and other receivables	80	78
Inventories	–35	29
Trade accounts payable	–51	–26
Net change in other working capital accounts	–17	–33

Total cash flow from operating activities	181	371
Cash flow from investing activities
Capital expenditure on intangible assets	–5	6
Capital expenditure less investments and divestments in property, plant and equipment	–58	–90
Capital expenditure on other financial assets	–1	–16
Net change in unconsolidated companies	—	—
Sale (purchase) group companies after deduction cash and cash equivalents	3	–63

Total cash flow from investing activities	–61	–163
Cash flow from financing activities
Interest bearing loans	–96	–171
Purchase of shares	–1	—
Dividend	–39	–40
Other	–3	–1

Total cash flow from financing activities	–139	–212
Effect of exchange rate changes	25	6
Changes in cash and cash equivalents	6	2

Three months report 2003/3

Océ Profile

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to over € 53 million divided into

€ 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRS) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Safe Harbor Statement

This announcement contains certain forward-looking statements within the meaning of the US Private Securities Litigation Reform Act 1995. Océ has based these forward-looking statements on its current expectations and projections about future events. Océ’s expectations and projections may change and its actual results may differ substantially from those projected in the forward-looking statements based on various important factors (some of which are beyond Océ’s control) and which are neither manageable nor foreseeable by Océ.

These factors include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressure within the Company’s markets, financing the Company’s operations, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, uncertainty of political situations, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and dispositions and effects of recent and further terrorists attacks and the war on terrorism.

For a more detailed discussion of the risks and other factors that may affect the Company’s results, business or financial condition, pages 64 till 66 of the Annual Report 2002, Océ’s Annual Report on Form 20-F and other filings made by Océ with the US Securities and Exchange Commission should be consulted.

Océ’s forward-looking statements only reflect the situation as of the date on which the statements are made, and Océ undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V.
[Logo of Océ]	P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone #31 77 359 2222 Telefax #31 77 354 4700 Océ on Internet: http://www.oce.com E-mail: info@oce.com Traderegister Venlo 1200 2283

Press release Océ N.V.	[Logo of Océ]

Océ intends to transfer part of its assembly activities to China and Eastern Europe

Venlo, 29th September 2003—Océ-Technologies B.V. intends to transfer part of its assembly activities for printers and the associated sourcing of components from Venlo to Eastern Europe and China in 2004. These plans have been submitted to the works council today for their advice, and the social partners have been informed.

As a result of these measures Océ expects that approximately 175 jobs will be lost in Venlo in the course of next year. The company expects to achieve a cost price reduction in the order of several tens of per cent by transferring the assembly activities concerned to countries with lower labour cost levels, in addition to lower purchasing costs which can be achieved in these countries. This cost price reduction will enable Océ to strengthen its competitive position on the world market. In addition, the transfer of part of the assembly activities to the Far East will enable Océ to intensify its market presence in that region.

It is planned that the assembly of modules will be transferred to Eastern Europe during 2004, while the assembly of fully developed wide format printing systems will be transferred to China. Océ intends to focus in Venlo on knowledge-intensive activities in the areas of R&D and Manufacturing & Logistics, including the development and the production of strategic components and the assembly of complex printing systems for the world market. More than 3,000 people are at present employed at the Océ sites in Venlo.

Océ is holding discussions with the works council and trade unions about these plans. The company intends to provide employees whose jobs are lost with support in finding new positions over an extended period. Compulsory redundancies cannot be ruled out.

In July 2003 Océ announced that it was conducting a study into the possibilities of transferring activities to countries with lower labour costs. The policy plans announced today are among the outcomes of this study.

The plans were announced and explained to employees in the assembly departments this morning in person by Mr. Nico Koole, director of Océ Manufacturing & Logistics.

Océ N.V.

29th September 2003